Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 9, 2017 in connection with their beneficial ownership of Neff Corp.-CL A, each of Columbia Small Cap Value Fund II and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Amy K. Johnson
Amy K. Johnson
Title: Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy K. Johnson
Amy K. Johnson
Title: Managing Director and Global Head of Operations

Columbia Small Cap Value Fund II

By:	/s/ Paul Goucher
Name: Paul Goucher
Title: Senior Vice President and Assistant Secretary